Exhibit 3.25

CERTIFICATE OF FORMATION

OF

HEXION CI HOLDING COMPANY (CHINA) LLC

This Certificate of Formation is being filed pursuant to Section 201 of the Delaware Limited Liability Company Act.

The undersigned, being duly authorized to execute and file this Certificate of Formation, does hereby certify as follows:

FIRST: The Name of the limited liability company is Hexion CI Holding Company (China) LLC.

SECOND: The Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, Delaware. The registered agent of the Company for service of process at such address is Corporation Service Company.

THIRD: The Certificate of Formation shall be effective upon its filing in the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the 30th day of September, 2005.

/s/ Patricia A. Heslep
Patricia A. Heslep
Authorized Person